SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **April** **2006**

Commission File Number **333-07346**

Ainsworth Lumber Co. Ltd.

(Translation of registrant's name into English)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F X Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1 The Registrant's 2005 Annual Report to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AINSWORTH LUMBER CO. LTD.
(Registrant)

Date: April 28, 2008

By:

Name: Robert Allen
Title: Chief Financial Officer

Ainsworth

ANNUAL REPORT 2005

Dear fellow shareholders:

2005 marked our first full year of operation following the acquisition of four oriented strand board ("OSB") manufacturing facilities in 2004, and it proved to be another good year for the Company. In addition to our financial and operational successes, we made significant progress in ensuring long-term growth in production and profitability within the structural engineered wood products sector.

Net income totaled $153.2 million, or $10.45 per common share, on sales of nearly $1.25 billion. Our facilities yielded overall production for the year of 3.2 billion square feet (3/8") of OSB and 143 million square feet (3/8") of specialty plywood. OSB production alone rose 58% in 2005 over that of 2004.

After making significant capital investments relating to the acquisitions in 2004, we maintained a strong balance sheet throughout 2005. We ended the year with $415 million in shareholders' equity, $209 million in cash, and reduced indebtedness.

Continuing strong OSB prices, combined with our position as the fourth largest OSB producer, led to record sales and contributed to Ainsworth's strong financial performance. Along with other OSB producers, we experienced significant cost increases in wood, resin, transportation and energy during the year and our operating earnings were negatively impacted as a result. In order to mitigate these higher costs, the Company is undertaking a number of capital projects that will ensure we retain our strong competitive position.

During the year, we made excellent progress in integrating our recently acquired OSB facilities, expanding and extending our geographic footprint in the central region of North America, enhancing our relationships with key distribution and retail partners, and laying the foundation for growth in OSB and engineered wood products.

The Company remains committed to high standards of safety and environmental protection in the communities in which we operate. Behind Ainsworth's strong 2005 financial results lie important achievements in safety and environmental practices. We enjoyed another excellent year for safety performance and reinforced our reputation as a safety leader in our industry. Thanks to our strong safety culture, we continue to improve our lost-time performance across the Company. While this is indicative of overall success in safety performance, we continue to search for ways to achieve our goal of zero injuries. On the environmental front, in 2005 we achieved third-party certification for our Canadian woodlands confirming that our operations are managed according to established principles of sustainable forest management. We also began the process of achieving third-party certification for our Minnesota woodlands. We recognize that operating in a sustainable manner is important to our customers, our communities and our employees, and we are fully committed to this principle.

EXPANDING ACROSS NORTH AMERICA

Ainsworth's OSB manufacturing and marketing capabilities grew significantly in 2004, beyond our existing base in Western Canada, as we acquired one plant in Ontario and three plants in Minnesota. In 2005 we focused on transforming the operations of these assets, achieving several new milestones in key areas of performance. We also made significant progress in enhancing the product quality to a level that warrants the ***Ainsworth****Engineered*® brand. Our employees are to be commended for maintaining their focus and energy to produce strong operating results while making the necessary changes to leverage Ainsworth's unique strengths and create an even stronger future for these recently acquired assets.

In spite of our short history with the Ontario and Minnesota facilities, we have built a strong market position in the central region of North America. Our expanded geographic base has allowed us to build on our already strong relationships with national customers and to increase our market penetration with customers that we previously could not serve effectively from our mills in British Columbia and Alberta. Going forward, we intend to enhance our market position through expanded distribution networks and the introduction of new engineered wood products.

Although 2005 was a transition year for Ainsworth and our newly acquired assets, we also continued to invest in attractive long-term growth opportunities, by starting construction on a second production line at our Grande Prairie, Alberta facility. Completion of this $260 million expansion in the spring of 2007 will increase our production capacity by 600 million square feet per year and will nearly double Grande Prairie's OSB capacity to 1.3 billion square feet per year. The new line will also enable us to produce a number of proprietary engineered wood products for use in residential construction and industrial applications. We are very excited about this project and it will remain a key focus for our management team throughout the remainder of this year and into 2007.

During 2005, we also successfully bid on two timber licenses in the Central Interior region of British Columbia that together provide a total of 1.4 million cubic meters of timber per year for a term of at least 15 years. In connection with these licenses, we are proposing to construct two large-scale engineered wood product facilities which will process pulp quality lodgepole pine from timber stands impacted by the mountain pine beetle. We have demonstrated that we can adapt our manufacturing processes to produce high-quality OSB products from this timber. By investing in additional capacity in British Columbia, we can continue to strengthen our position in the western region of North America.

Over the past two years we have focused on diversifying the Company geographically, as demonstrated by our acquisitions in Minnesota and Ontario in 2004, and we have made further progress towards extending our geographic footprint from coast-to-coast. In September 2005, we completed the purchase of Chatham Forest Products, Inc. ("Chatham"). Chatham holds an air emissions permit and property rights for a proposed OSB project in northern New York's St. Lawrence County. The planned location, near the towns of Lisbon and Ogdensburg, is within 300 miles of many of the largest population centers in the northeast United States and is closer to the metropolitan Toronto area than any other OSB plant. We are confident that the region's ample fiber supply and the strategic location provide an excellent platform for the Company to further expand its market reach.

Throughout 2006 we will continue to assess each of these opportunities. Ainsworth remains firmly committed to a strategy of disciplined, long-term growth while maintaining a strong financial position. We will develop these opportunities one at a time, mindful of our financial strength and the prevailing market conditions for our products.

GROWING DEMAND FOR AINSWORTH PRODUCTS

Throughout 2005, OSB market fundamentals remained strong. Homebuilding and renovation activity in the U.S. and Canada – the primary source of demand for our products – remained very high, supported by favourable demographics and mortgage financing rates. OSB prices also remained strong as there was only a modest increase in new capacity during the year. In 2005, North Central benchmark OSB prices averaged U.S. $324 per thousand square feet (7/16"), down from an average of U.S. $369 per thousand square feet (7/16") in 2004, but substantially above historical averages. During the first few months of 2006, North American housing starts have remained strong and OSB market conditions continue to be good.

We are confident that structural engineered wood products – both existing products and innovative new ones – will continue to replace solid wood in a growing number of building applications, due to superior performance characteristics, flexible sizes and lower installation costs. We believe that strong and continuing demand in our key markets will require a growing supply of structural engineered wood products. Announcements regarding planned investments by Ainsworth and others for additional capacity during the 2006 to 2009 timeframe are expected to shift the demand-supply balance and result in lower prices for our products. This is consistent with historical experience, however, and over time this new OSB capacity will displace higher-cost plywood panels and solid wood products in an expanding variety of end-use applications. Of note, Resource Information Systems, Inc., an independent research firm, projects that between 2005 and 2010 North American annual demand for OSB will increase by nearly 8 billion square feet, or 29%, while total plywood annual demand will decline by over 7 billion square feet, or 37%.

Structural engineered wood products such as OSB play a fundamental role in housing and – because of their performance characteristics – are materials of choice for an expanding variety of applications. Ainsworth is well-positioned with both its existing and planned production facilities to be a significant participant in the growing demand for structural engineered wood products.

Ainsworth remains focused on controlling key factors so that the Company not only prospers in favourable market conditions but also continues to make progress during cyclical downturns. We continue to implement cost-reduction projects that have immediate and lasting impacts as well as projects intended to capitalize on products and markets yielding premium returns.

We are mindful that it is the 1,700 people of Ainsworth who continually make the difference in how well we perform day-in and day-out. We thank them for their hard work and dedication. We are also very grateful for the ongoing support from our customers and our suppliers. Ainsworth appreciates that they are essential to our success, and so we remain thankful for their contributions.

As we continue in 2006, our fundamental objective is to continue to maximize long-term shareholder value, and we are excited about the opportunities that exist to achieve just that. We thank you for your ongoing support.

April 20, 2006

Brian Ainsworth
Chairman & Chief Executive Officer

Capital assets attributed to countries based on location are as follows:

	2005	2004
(in millions)		
Canada	$ **437.8**	$ 433.4
United States	**438.1**	492.8
Total	$ **875.9**	$ 926.2

NET INCOME

Net income for the year ended December 31, 2005 was $153.2 million compared to $175.1 million in 2004. The decline in net income was attributable to reduced margins, an increase in amortization of capital assets and a more modest foreign exchange gain on long-term debt, partly offset by a reduction in finance expense. Net income for the fourth quarter of 2005 at $19.9 million was $32.5 million lower than the net income in the comparative 2004 quarter. The decline is mainly attributable to a large foreign exchange gain on long-term debt recorded in the fourth quarter of 2004 and partly offset by lower margins driven by weaker pricing in the fourth quarter of 2004 compared to 2005.

SALES

North American OSB markets concluded the year with the benchmark North Central OSB price at U.S. $310 per msf (7/16" basis). For the fourth quarter, the average North Central OSB price was $317 per msf, 20% above the prices realized in the fourth quarter of 2004. For the year, OSB prices averaged $324 per msf compared to $369 per msf for 2004.

Total sales increased by $338.3 million or 37.2% compared to 2004. The Company's average selling price of OSB during 2005 was $352.5, 10.2% lower than in 2004, while the volume of OSB shipped in 2005 increased by 58.5%.


COMPANY AVERAGE OSB PRICES
$/MSF – 3/8"
05
04
352.5
0 50 100 150 200 250 300 350 400 450

OSB SALES

OSB sales, at $1,138.3 million, increased by 42.4% from 2004, and accounted for 91.2% of total sales. The increase in OSB sales is a reflection of a 1,192 msf (3/8" basis) increase in OSB shipment volumes over 2004 as a result of a full year of operations for the Barwick and Minnesota mills, combined with record production volumes achieved in several mills. This increase in sales was partly offset by reduced OSB prices.

SPECIALTY OVERLAID PLYWOOD AND OTHER PRODUCTS

Sales of specialty overlaid plywood and other products were steady at $109.9 million compared to $110.5 million in 2004. Plywood prices fell 3.2% from the prior year, which was partially offset by a 2.5% increase in shipment volumes.


TOTAL SALES
MILLIONS OF CANADIAN DOLLARS
05
04
1,248.2
0 200 400 600 800 1000 1200 1400

On a quarterly comparative basis there was no significant change in shipping volumes. Shipping volumes for OSB in the fourth quarter of 2005 were 782.2 msf (3/8" basis) compared to 804.0 msf in the third quarter and 778.4 msf in the fourth quarter of 2004. However, the Company's average selling price for OSB was 19.5% higher in the fourth quarter of 2005 compared to the fourth quarter of 2004.

COSTS OF PRODUCTS SOLD (EXCLUSIVE OF AMORTIZATION)

With rising energy prices (and their impact on resin and transportation costs) and the tightening of the North American fibre market, Ainsworth, like other forest products companies, was faced with production cost challenges in 2005. The Company responded by implementing productivity improvements and by continuing to shift its product mix towards higher margin value added products.

Higher shipment volumes and higher unit costs for wood fibre and resin led to an increase in the cost of products sold for the year to $855.9 million. This represents an increase of $357.7 million, or 71.8%, over the 2004 costs of products sold of $498.2 million. Of the total increase, $355.5 million related to increases in OSB cost of sales. Although the majority of this increase is due to increased production, the per unit cost of OSB shipped in 2005 increased by 19.2% compared to 2004.

The 2005 fourth quarter costs of sales were $221.6 million. This was a 19.0% increase over the 2004 fourth quarter costs of sales of $186.2 million and a 5.2% increase over the third quarter of 2005 total of $210.6 million. The increase in costs in the fourth quarter over the comparative quarter in 2004 consisted of a $39.9 million increase in OSB costs, and a $4.4 million decline in plywood and veneer costs. The change is attributable to a 25.6% increase in OSB per unit costs, partly offset by a reduction in plywood and veneer per unit costs, whereas the increase over the third quarter of 2005 is primarily due to the $8.5 million repair and maintenance work done in Bemidji during the mill's October shutdown.

The cost per unit of specialty overlaid plywood and other products remained constant compared to 2004.

SELLING AND ADMINISTRATION

Despite the increase in selling and administrative activities associated with our growth following the 2004 acquisitions, selling and administration expense of $30.8 million in 2005 did not differ significantly from the prior year's expense of $31.0 million.

AMORTIZATION OF CAPITAL ASSETS

Amortization of capital assets was $103.9 million in 2005, representing an increase of $50.0 million, or 92.9%, from 2004. The increase in amortization is due to the inclusion of full year amortization related to the capital assets associated with the Barwick and Minnesota OSB facilities acquired in May and September of 2004.

FINANCE EXPENSE

Finance expense was $71.3 million in 2005 compared to $150.2 million in 2004, a $78.9 million or 52.5% decline from the 2004 fiscal year. The significant decline is mainly attributable to a $106.2 million one time charge in 2004 associated with the March 2004 debt refinancing. This decline is partly offset by a $24.2 million increase in interest expense as a result of an increase in the average outstanding indebtedness due to the issuance of senior notes in March, May and September of 2004.

During 2005, the Company repaid U.S. $24.5 million of its outstanding senior notes. In addition, the Company recorded a $28.3 million unrealized foreign exchange gain, compared to an unrealized gain of $73.8 million in 2004. The smaller gain in 2005 reflects the reduced appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared to 2004.

facility will have a productive capacity of 1.3 billion square feet and will be the largest and potentially the lowest cost facility in the world.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and

CONTRACTUAL OBLIGATIONS

The following table summarizes the timing of payments for which we have contractual obligations as of December 31, 2005. Payments of senior unsecured notes include interest and principal repayments at the time of maturity.

	PAYMENTS DUE BY PERIOD				
	TOTAL	LESS THAN 1 YEAR	2–3 YEARS	4–5 YEARS	AFTER 5 YEARS
(in thousands)					
6.75% Senior Unsecured Notes[1]	503,292	25,121	50,242	50,242	377,687
7.25% Senior Unsecured Notes[2]	476,356	23,187	46,375	46,375	360,419
Floating Rate Senior Unsecured Notes[3]	244,823	13,875	27,749	203,199	–
12.50% Senior Unsecured Notes[4]	1,873	196	1,677	–	–
Operating Lease Obligations[5]	11,316	3,793	4,748	2,775	–
Purchase commitments[6]	158,374	158,374	–	–	–

MANAGEMENT'S DISCUSSION AND ANALYSIS

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.

VALUATION OF INVENTORY. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

LOSS CONTINGENCIES. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

VALUATION OF LONG-LIVED ASSETS. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying value of our other capital assets, including construction in progress, at September 30, 2005, and believe that our reported values are reasonable based on the current circumstances.

AMORTIZATION. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

GOODWILL. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are

FUTURE INCOME TAX ASSETS. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information that we are required to disclose in reports filed or submitted by us under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported to senior management, including the chief executive officer and the chief financial officer, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted by management as of December 31, 2005. Based on this evaluation, the CEO and CFO have concluded that Company disclosure controls and procedures are effective. For the year ending December 31, 2006, we expect to comply with Section 404 of the Sarbanes Oxley Act, which requires that a report on management's assessment of the effectiveness of internal controls over financial reporting be issued and that management's assessment be independently audited by the shareholders' auditors.

U.S. GAAP RECONCILIATION

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in Note 26 to our consolidated financial statements included elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (Thousands of Canadian dollars)

	Note	2005	2004	2003
Cash Flows from Operating Activities				
Net Income		$ **153,154**	$ 175,082	$ 123,650
Items not affecting cash				
Amortization of capital assets		**103,907**	53,852	32,972
Amortization of deferred financing costs	16	**3,329**	1,869	2,568
Amortization of debt discount	16	**1,549**	1,108	852
Amortization of consent and commitment fees	16	**10**	257	1,447
Foreign exchange gain on long-term debt		**(28,313)**	(73,815)	(76,932)
Loss on repurchase of long-term debt		**1,485**	106,198	81
Loss on disposal of capital assets		**245**	25	400
Change in non-current reforestation obligation		**(122)**	(332)	168
Future income taxes		**71,600**	(14,353)	40,096
Non-cash stock-based compensation		**—**	2,640	(230)
Write-down of capital assets	9	**—**	793	13,296
Adjustment to accrued pension benefit assets		**(7,278)**	215	803
Utilization of investment tax credits		**—**	30,060	7,120
Change in non-cash operating working capital	24	**(137,718)**	80,829	(12,669)
Cash provided by operating activities		**161,848**	364,428	133,622
Cash Flows from Financing Activities				
Increase in capital lease obligations		**(274)**	(275)	451
Repurchase of long-term debt		**(31,067)**	(451,305)	(11,985)
Dividends paid	18	**(14,649)**	(14,660)	—
Refundable dividend tax recovery		**438**	—	—
Proceeds from issue of long-term debt		**—**	996,387	—
Financing costs		**—**	(26,214)	—
Repurchase of capital stock		**—**	(284)	—
Cash (used in) provided by financing activities		**(45,552)**	503,649	(11,534)
Cash Flows from Investing Activities				
Increase in restricted cash		**(32,455)**	(6,561)	—
Additions to capital assets		**(57,275)**	(17,987)	(8,236)
Increase in other assets		**(9,883)**	(1,555)	(144)
Proceeds on disposal of capital assets		**27**	40	151
Acquisition of intangible assets	3	**(7,546)**	—	—
Timber licence deposits	8	**(5,998)**	—	—
Investment in Minnesota OSB facilities	5	**—**	(584,847)	—
Investment in Voyageur Panel Limited, net of cash acquired	4	**—**	(245,158)	—
Cash used in investing activities		**(113,130)**	(856,068)	(8,229)
Effect of foreign exchange rate changes on cash and cash equivalents		**(28)**	—	—
Net Cash Inflow		**3,138**	12,009	113,859
Cash and Cash Equivalents, Beginning of Year		**206,063**	194,054	80,195
Cash and Cash Equivalents, End of Year		$ **209,201**	$ 206,063	$ 194,054
Supplemental Information				
Taxes paid		$ **61,484**	$ 16,443	$ 1,567
Interest paid		$ **64,986**	$ 138,351	$ 52,974

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31 (Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been reported in Canadian dollars in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include estimates and assumptions made by management. These estimates and assumptions affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from these estimates.

Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP") as explained in Note 26.

The significant accounting policies are:

(a) Basis of consolidation
These consolidated financial statements include the accounts of Ainsworth Lumber Co. Ltd. (the "Company") and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Chatham Forest Products, Inc., and Ainsworth Engineered Canada Limited Partnership.

The Company accounts for its 50% interest in the High Level Project (Note 10) on a proportionate consolidation basis.

(b) Foreign Currency Translation
The monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the year end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings except those relating to the translation of self-sustaining foreign operations.

The operations of Ainsworth Engineered (USA), LLC are considered to be a self-sustaining foreign operation and the financial statements are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at average exchange rates prevailing during the year. Unrealized translation gains and losses are deferred and included within the cumulative translation adjustment as a separate component of shareholders' equity. For the year ended December 31, 2005, the Company recorded an unrealized translation loss of $24.1 million (2004: $34.2 million) resulting from the weakening of the U.S. dollar relative to the Canadian dollar during the year.

(c) Cash and cash equivalents
Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper and bank notes with original maturities of less than three months at the time of purchase.

(d) Inventories
Logs and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

(e) Capital Assets
Property, plant and equipment are stated at cost, including interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are also capitalized. The costs of repairs and replacements are charged to expense as incurred. Oriented strand board facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate
Buildings	5%
Machinery and equipment	12% - 20%
Office equipment	15%

Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the useful lives and the carrying values of its capital assets at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, by reference to estimated future operating results and undiscounted net cash flows. If the undiscounted future cash flows expected to result from the use and eventual disposition of an asset are less than their carrying amount, the assets are considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the assets exceeds their fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(f) Financing and debt discount costs

Costs relating to long-term debt are deferred and amortized on the straight-line basis over the term of the related debt. This approximates the effective interest rate method.

(g) Reforestation obligation

Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

(h) Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of voting common shares outstanding during the year. Diluted earnings per share is based on the weighted average number of voting common shares and exchangeable shares and stock options outstanding at the beginning of or granted during the year, calculated using the treasury stock method.

(i) Income taxes

Income taxes are accounted for using the asset and liability method. Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the financial statement carrying amount and their respective tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.

The Company's research and development activities may be eligible to earn Investment Tax Credits. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate.

(j) Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership are transferred, which is generally at the time of shipment at agreed prices to credit-approved customers.

(k) Employee benefit plans

The Company has two defined benefit plans providing pension benefits to its British Columbia salaried employees and employees of the Minnesota Oriented Strand Board ("OSB") facilities. The Company accrues the costs and related obligations for the defined benefit plans using the projected benefit actuarial method prorated based on service and management's best estimates of expected plan investment performance, salary escalation, and other relevant factors. The difference between costs of employee benefits charged against earnings and the Company's contributions to the plans, which are made in accordance with actuarial recommendations and pension commission regulations, is included in accrued pension benefit asset on the balance sheet. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and the excess of net actuarial gains or losses over 10% of the greater of the benefit obligation and the market value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

(l) Goodwill

Goodwill represents the excess cost of an investment over the fair value of the net identifiable assets acquired. Goodwill is not amortized and is subject to an annual assessment for impairment primarily by applying a fair value based test at the reporting unit level. The fair value of the reporting unit is estimated using the expected present value of future discounted cash flows. The Company also considers projected future operating results, trends and other circumstances in making such evaluations. An impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the fair value of goodwill. The Company did not recognize any impairment to goodwill in 2005 and 2004.

(m) Intangible assets
Intangible assets, as described in Note 3, are recorded at cost. The assets have an indefinite life and are not subject to amortization. The assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, by comparing the fair value of the intangible assets with their carrying amount. When the carrying amount of the intangible assets exceeds their fair value, an impairment loss will be recognized in an amount equal to the excess.

(n) Canadian GAAP developments

(i) **NON-MONETARY TRANSACTIONS.** Commencing with the Company's 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not affected by the amended recommendations.

(ii) **COMPREHENSIVE INCOME.** Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company's instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and the cumulative translation adjustment and Canadian GAAP does not.

(iii) **BUSINESS COMBINATIONS.** Commencing with the Company's 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

(o) Comparative figures
Certain comparative figures have been reclassified to conform to the current year presentation.

2. AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP

On December 24, 2004 Ainsworth Engineered Canada Limited Partnership was created under a partnership agreement between Ainsworth Engineered Corp. and Ainsworth Lumber Co. Ltd., to continue the combined Canadian business activities of these companies.

3. ACQUISITION OF INTANGIBLE ASSETS

On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. ("Chatham") for a purchase price of \$9.1 million (U.S. \$7.8 million). Of the total amount U.S. \$6.1 million was paid in cash at closing. The remainder of U.S. \$1.7 million will be paid in equal installments on March 2, 2007 and at the earliest of "first board" commercial production and September 2, 2008.

The acquisition of Chatham, which has had no operations, has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets, consisting of an air emissions permit, an option to acquire property and access to tax incentives. These intangible assets have an indefinite life.

13. REFORESTATION OBLIGATION

		2005		2004
Balance, beginning of year	$	**5,628**	$	6,064
Expense		**1,639**		1,157
		7,267		7,221
Paid during the year		**(1,761)**		(1,593)
Balance, end of year	$	**5,506**	$	5,628
Current portion, included in accrued liabilities	$	**1,158**	$	1,158
Long-term	$	**4,348**	$	4,470

14. LONG-TERM DEBT

The Company's long-term debt is guaranteed by its 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership (Note 27). The details of the outstanding long-term debt at December 31, 2005 and 2004 are as follows:

		2005		2004
U.S. $275,000,000 (2004: U.S. $275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$	**319,825**	$	330,550
U.S. $153,540,000 (2004: U.S. $175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum		**178,567**		210,350
U.S. $210,000,000 (2004: U.S. $210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum		**244,230**		252,420
U.S. $110,000,000 (2004: U.S. $110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum		**127,930**		132,220
U.S. $1,351,000 (2004: U.S. $2,351,000) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum		**1,571**		2,826
U.S. $Nil (2004: U.S. $2,000,000) Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum		**–**		2,404
Capital lease obligations		**–**		274
		872,123		931,044
Unamortized deferred debt discount		**(12,583)**		(14,145)
		859,540		916,899
Current portion		**–**		(274)
	$	**859,540**	$	916,625

In May and June 2005, the Company repurchased U.S. $1.0 million of its 12.5% Senior Unsecured Notes, the remaining U.S. $2.0 million of its 13.875% Senior Unsecured Notes, and U.S. $21.5 million of its Senior Unsecured Floating Rate Notes, realizing a total loss on repurchase of $1.5 million (Note 16).

Subsequent to December 31, 2005, the Company received the required consents from the holders of its U.S. $210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of its U.S. $110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes.

The amendments conform the limitation on liens covenant in the Indentures relating to the Notes with the limitation in the indenture relating to the Company's 7.25% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

15. CAPITAL STOCK

(a) The Company's authorized share capital is as follows:

(i) 100,000,000 common shares without par value;

(ii) 1,500,000 Class B non-voting common shares without par value, of which 717,500 have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the Board of Directors of the Company resolve to issue the Class B common shares and the issue price of the Class B common shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary of issuance of the Class B common shares. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

(iii) 100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1, 4,000,000 have been designated Series 2, and 5,000,000 have been designated Series 3. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue. The Series 3 preferred shares are non-voting, redeemable, retractable, and are entitled to a non-cumulative dividend as may be declared from time to time.

(b) The Company's issued share capital is as follows:

	Common Shares	
	Shares	Amount
Balance at December 31, 2004	14,649,140	$ 55,827
Balance at December 31, 2005	14,649,140	$ 55,827

In 2003, the Company exchanged all outstanding Class B non-voting common shares for common shares. No Class B non-voting common shares or preferred shares were issued and outstanding at December 31, 2005 and 2004.

On October 24, 2005, the Company commenced a normal course issuer bid, whereby it may purchase up to 732,457 common shares, representing 5% of the Company's 14,649,140 currently issued and outstanding common shares.

The issuer bid will expire on October 23, 2006 or on such earlier date that the Company completes its purchases. No shares have been repurchased under this bid in the period ended December 31, 2005.

16. FINANCE EXPENSE

	Note	2005	2004	2003
Current debt		$ —	$ 746	$ 35
Loss on repurchase of long-term debt	14	1,485	106,198	81
Long-term debt		69,802	43,211	56,009
		$ 71,287	$ 150,155	$ 56,125

Finance expense and fees on long-term debt include the amortization of prepaid financing costs, amortization of debt discounts, and amortization of consent and commitment fees as follows:

	2005	2004	2003
Amortization of deferred financing costs	$ 3,329	$ 1,869	$ 2,568
Amortization of debt discounts	1,549	1,108	852
Amortization of consent and commitment fees	10	257	1,447
	$ 4,888	$ 3,234	$ 4,867

17. INCOME TAXES

Reconciliation of the Company's effective income tax rate to the Canadian statutory tax rate is as follows:

	2005	%	2004	%	2003	%
Income tax expense at statutory rate	$ 75,605	34.9	$ 86,953	35.3	$ 61,995	35.3
Large corporation tax	1,572	0.7	—	—	1,123	0.6
Non-taxable foreign exchange gain on long-term debt	(4,936)	(2.3)	(12,996)	(5.3)	(13,578)	(7.7)
Reduction in statutory income tax rates	(2,652)	(1.2)	(700)	(0.3)	—	—
Rate differentials between jurisdictions	1,361	0.6	(3,033)	(1.3)	—	—
Subsidiary income not taxable	(13,213)	(6.1)	—	—	—	—
Other non deductible items	5,930	2.7	1,020	0.4	2,432	1.4
Tax expense	$ 63,667	29.4	$ 71,244	28.8	$ 51,972	29.6
Comprised of:						
Current taxes	$ (10,788)		$ 85,597		$ 11,876	
Future income taxes	74,455		(14,353)		40,096	
	$ 63,667		$ 71,244		$ 51,972	

Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2005	2004
Future income tax assets		
Eligible capital expenditures	$ 2,995	$ 3,305
Accruals not currently deductible	2,060	3,231
Loss on repurchase of long-term debt	13,193	22,963
Investment tax credits	1,671	—
Tax loss carryforwards	56,938	18,753
Future income tax assets	76,857	48,252
Future income tax liabilities		
Depreciable capital assets	110,051	103,907
Deferred pension costs	4,837	4,270
Foreign exchange gain on long-term debt	18,237	14,577
Financing costs	1,706	447
Research and development costs	5,171	—
Income currently not subject to tax	88,473	—
Future income tax liabilities	228,475	123,201
Future income tax liability, net	$ 151,618	$ 74,949
Comprised of:		
Current	$ 31,362	$ —
Long term	120,256	74,949
	$ 151,618	$ 74,949

The Company has non-capital tax loss carryforwards, all of which have been recognized, of approximately $165.3 million, which expire as follows:

	Canada	United States
2008	$ 24,774	—
2009	20,871	—
2010	11,950	—
2015	82,889	—
2025	—	24,790
	$ 140,484	$ 24,790

18. DIVIDENDS PAID

During 2005, the Company declared and paid a cash dividend of $1.00 (2004: $1.00; 2003: $Nil) per common share to holders of record of common shares.

19. COMMITMENTS

The Company is committed to operating lease payments in respect of premises and equipment as follows:

2006	$ 3,793
2007	2,858
2008	1,890
2009	1,543
2010	1,232
Total minimum lease payments	$ 11,316

Rent expense was $4,889,000 in 2005 (2004: $4,823,000; 2003: $4,317,000).

On August 23, 2005, the Company entered into an agreement to purchase an aircraft for U.S. $10.2 million (approximately CDN $11.9 million), of which U.S. $3.0 million was paid in cash, with the remaining U.S. $7.2 million due at the delivery date of the aircraft, which is within sixty days of May 31, 2006.

As part of the Grande Prairie expansion project (Note 9), the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $150.0 million. The terms of the contracts are varied and extend to 2007.

The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

20. PENSION PLANS

The Company maintains two defined benefit pension plans for certain salaried and certain hourly employees in British Columbia and Minnesota.

The Company measures its accrued benefit obligations and the fair value of plan assets of its defined benefit pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the British Columbia pension plan for funding purposes was as of December 31, 2004, and the next required valuation will be as of December 31, 2007. The most recent actuarial valuation of the Minnesota pension plan was as of January 1, 2005.

The Company also participates in a multi-employer defined contribution pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company contributed $10,916,000 to the multi-employer pension plan (2004: $2,325,000; 2003: $1,397,000) and made Group RRSP contributions of $1,068,000 for 2005 (2004: $1,413,500; 2003: $1,164,000).

21. CONTINGENCIES

On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation ("Potlatch") for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2005 cannot be predicted with certainty, the Company believes either an adequate provision has been made or the resolution will not have a material effect on the Company's financial position, earnings or cash flows.

22. RELATED PARTY TRANSACTIONS

The Company had transactions with companies owned by or related to its officers and directors as follows:

	2005	2004	2003
Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$ 120	$ 120	$ 120
Amounts due from officers and companies with directors in common included in other assets	—	490	479

23. SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	2005	2004	2003
Canada	$ 81,602	$ 106,837	$ 94,277
United States	1,135,313	763,952	410,212
Europe	10,373	9,641	8,067
Asia	20,943	29,492	30,431
Total	$ 1,248,231	$ 909,922	$ 542,987

Capital assets attributed to the countries based on location are as follows:

	2005	2004
Canada	$ 437,768	$ 433,424
United States	438,128	492,780
Total	$ 875,896	$ 926,204

Goodwill of $102,970,000 (2004: $103,516,000) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

24. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2005	2004	2003
Accounts receivable	(10,204)	14,236	(6,650)
Inventories	(22,137)	(4,358)	(2,247)
Income taxes receivable	(69,140)	37,687	3,614
Prepaid expenses	(7,165)	(4,168)	(778)
Accounts payable and accrued liabilities	(29,072)	37,432	(6,608)
	(137,718)	80,829	(12,669)

25. FINANCIAL INSTRUMENTS

(a) Financial and credit risk

The financial risk is the risk that the value of the Company's financial instruments will vary due to fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates.

The Company does not have significant exposure to any individual customer or counterparty. Concentrations of credit risk on trade accounts receivable are with customers in the forest products industry which are located in Canada and the United States.

(b) Fair values

The fair value of the Company's accounts receivable, accounts payable and accrued liabilities is estimated to approximate their carrying value due to the immediate or short term maturity of these financial instruments.

The fair value of the long-term debt is determined using quoted market values for the Company's Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement of the instruments.

The carrying values and fair values of the long-term debt are as follows:

	2005		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior notes	**$ 859,540**	**$ 899,881**	$ 916,625	$ 961,697
Capital leases	**—**	**—**	274	274
	$ 859,540	**$ 899,881**	$ 916,899	$ 961,971

26. U.S. GAAP RECONCILIATION

As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

(a) Adjustments to assets, liabilities and shareholders' equity

	Note	2005	2004	2003
Total assets in accordance with Canadian GAAP		**$1,513,002**	$1,432,655	$ 627,721
Write-off of capitalized start-up costs[1]		**(4,507)**	(7,361)	(8,966)
Intangible asset, arising from minimum pension liability calculation[2]		**12,590**	9,579	509
Total assets in accordance with U.S. GAAP		**$1,521,085**	$1,434,873	$ 619,264
Total liabilities in accordance with Canadian GAAP		**$1,097,833**	$1,132,323	$ 455,930
Deferred income taxes relating to write-off of capitalized start-up costs[1]		**(1,530)**	(2,622)	(3,194)
Minimum pension liability[2]		**34,805**	23,868	10,915
Deferred income taxes relating to minimum pension liability[2]		**(7,775)**	(5,001)	(3,642)
Total liabilities in accordance with U.S. GAAP		**$1,123,333**	$1,148,568	$ 460,009
Total shareholders' equity in accordance with Canadian GAAP		**$ 415,169**	$ 300,332	$ 171,791
Cumulative translation adjustment[3]		**58,343**	34,237	—
Change in retained earnings relating to:				
Write-off of capitalized start-up costs[1]		**(2,977)**	(4,739)	(5,772)
Accumulated other comprehensive loss	26(c)(i)	**(72,783)**	(43,525)	(6,764)
Total shareholders' equity in accordance with U.S. GAAP		**$ 397,752**	$ 286,305	$ 159,255

[1] Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

[2] Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

[3] Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders' equity.

(b) Adjustments to earnings

	2005	2004	2003
Net income in accordance with Canadian GAAP	**$ 153,154**	$ 175,082	$ 123,650
Reversal of amortization of capitalized start-up costs[1]	**2,854**	1,605	1,183
Deferred income taxes relating to capitalized start-up costs[1]	**(1,092)**	(572)	(506)
Net income in accordance with U.S. GAAP	**154,916**	176,115	124,327
Minimum pension liability[2]	**(7,926)**	(3,883)	(488)
Recovery of deferred income tax relating to minimum pension liability[2]	**2,774**	1,359	171
Cumulative translation adjustment[3]	**(24,106)**	(34,237)	—
Comprehensive income in accordance with U.S. GAAP	**$ 125,658**	$ 139,354	$ 124,010
Basic and diluted earnings per share in accordance with U.S. GAAP	**$ 8.58**	$ 9.54	$ 8.52
Weighted average number of common shares outstanding	**14,649,140**	14,612,506	14,558,707

[1] Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

[2] Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

[3] Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders' equity.

[4] The presentation of investment tax credits is different under Canadian GAAP and under U.S. GAAP. In Canadian GAAP such amounts are deducted from the related expense and under U.S. GAAP they are deducted from the income tax provision.

(c) Other Information Regarding U.S. GAAP

(i) Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Comprehensive loss arising from minimum pension liability and cumulative translation adjustment:

	2005	2004	2003
Minimum pension liability	**$ 7,926**	$ 3,883	$ 488
Deferred income tax recovery	**(2,774)**	(1,359)	(171)
Cumulative translation adjustment	**24,106**	34,237	—
	29,258	36,761	317
Accumulated other comprehensive loss, beginning of year	**43,525**	6,764	6,447
Accumulated other comprehensive loss, end of year	**$ 72,783**	$ 43,525	$ 6,764

(ii) In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43." The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of "so abnormal" and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will reflect this Statement in its reconciliation of U.S. GAAP as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

(iii) In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets, an amendment of APB No. 29." This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will adopt this Statement as of January 1, 2006 for the purposes of the U.S. GAAP reconciliation and will apply its standards in the event exchanges of non-monetary assets occur after such date.

(iv) In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected. Management will consider this Interpretation in 2006 in the event a conditional asset retirement obligation arises.

(v) In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement in the U.S. GAAP reconciliation as of January 1, 2006 as such changes in accounting principles occur.

(vi) In November 2005, the FASB issued FSP FAS 115-1, "The Meaning of Other–Than-Temporary Impairment and Its Application to Certain Investments", which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The Company will begin applying this guidance within the U.S. GAAP reconciliation as of January 1, 2006 as circumstances arise.

27. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS

On March 3, 2004, the Company issued U.S. $210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S. $110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S. $275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S. $175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. Under the terms of the Senior Notes referred to above, the Company's 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp. (formerly Voyageur), Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the "Guarantors"). The guarantee is a full and unconditional guarantee.

Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At December 31, 2005, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	2005	2004
U.S. $275,000,000 (2004: U.S. $275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$ **319,825**	$ 330,550
U.S. $153,540,000 (2004: U.S. $175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	**178,567**	210,350
U.S. $210,000,000 (2004: U.S. $210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	**244,230**	252,420
U.S. $110,000,000 (2004: U.S. $110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	**127,930**	132,220
	$ **870,552**	$ 925,540

The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

CONDENSED CONSOLIDATED BALANCE SHEET
as at December 31, 2005

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Assets		
Cash	$ 15,566	$ 3,921
Other Current Assets	72,436	281,486
Capital Assets	437,768	438,128
Other Assets	49,518	5,841
Goodwill	—	—
Due from Parent Company	—	—
Investment in Subsidiary	1,212,147	14,213
	$ 1,787,435	$ 743,589
Liabilities and Shareholders' Equity		
Current Liabilities	$ 38,972	$ 20,893
Reforestation Obligation	4,348	—
Due to Related Company	245,932	118,158
Long-Term Debt	859,540	—
Future Income Taxes	105,688	15,231
	1,254,480	154,282
Preferred Shares	—	—
Shareholders' Equity		
Capital Stock	173,613	—
Cumulative Translation Adjustment	(58,343)	(58,427)
Contributed Surplus	—	585,294
Partners' Capital	—	—
Retained Earnings	417,685	62,440
	532,955	589,307
	$ 1,787,435	$ 743,589
Total assets in accordance with Canadian GAAP	$ 1,787,435	$ 743,589
Write-off of capitalized start-up costs[1]	(4,507)	—
Intangible asset, arising from minimum pension liability calculation[2]	12,590	—
Total assets in accordance with U.S. GAAP	$ 1,795,518	$ 743,589
Total liabilities in accordance with Canadian GAAP	$ 1,254,480	$ 154,282
Deferred income taxes relating to write-off of capitalized start-up costs[1]	(1,530)	—
Minimum pension liability, net of tax effect[2]	27,030	—
Total assets in accordance with U.S. GAAP	$ 1,279,980	$ 154,282
Total shareholders' equity in accordance with Canadian GAAP	$ 532,955	$ 589,307
Cumulative translation adjustment[3]	58,343	58,427
Change in retained earnings relating to		
Write-off of capitalized start-up costs[1]	(2,977)	—
Accumulated other comprehensive gain (loss) (Note 26(c)(ii)	(14,440)	(58,427)
Total shareholders' equity in accordance with U.S. GAAP	$ 573,881	$ 589,307

[1] Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

[2] Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

[3] Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders' equity.

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ 4,450	$ 3,453	$ 181,811	$ —	$ 209,201
(67)	(166,022)	108,861	(38,400)	258,294
—	—	—	—	875,896
100	—	—	11,182	66,641
102,970	—	—	—	102,970
75,132	204,378	84,581	(364,091)	—
138,186	—	—	(1,364,546)	—
$ 320,771	$ 41,809	$ 375,253	$ (1,755,855)	$ 1,513,002
$ 4,422	$ 43,291	$ 47,542	$ (41,431)	$ 113,689
—	—	—	—	4,348
—	—	—	(364,090)	—
—	—	—	—	859,540
—	(663)	—	—	120,256
4,422	442,628	47,542	(405,521)	1,097,833
25,999	—	—	(25,999)	—
55,419	—	—	(173,205)	55,827
—	84	—	58,343	(58,343)
148,495	—	—	(733,789)	—
—	—	67,029	(67,029)	—
86,436	(903)	260,682	(408,655)	417,685
290,350	(819)	327,711	(1,324,335)	415,169
$ 320,771	$ 41,809	$ 375,253	$ (1,755,855)	$ 1,513,002
$ 320,771	$ 41,809	$ 375,253	$ (1,755,855)	$ 1,513,002
—	—	—	—	(4,507)
—	—	—	—	12,590
$ 320,771	$ 41,809	$ 375,253	$ (1,755,855)	$ 1,521,085
$ 4,422	$ 42,628	$ 47,542	$ (405,521)	$ 1,097,833
—	—	—	—	(1,530)
—	—	—	—	27,030
$ 4,422	$ 42,628	$ 47,542	$ (405,521)	$ 1,123,333
$ 290,350	$ (819)	$ 327,711	$ (1,324,335)	$ 415,169
—	(84)	—	(58,343)	58,343
—	—	—	—	(2,977)
—	84	—	—	(72,783)
$ 290,350	$ (819)	$ 327,711	$ (1,382,678)	$ 397,752

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Cash Flows from Operating Activities		
Income (Loss) from continuing operations	$ 153,154	$ 50,742
Amounts not requiring an outlay of cash		
Amortization of capital assets	51,534	52,373
Amortization of financing costs	3,329	—
Amortization of debt discount	1,549	—
Amortization of consent and commitment fees	10	—
Foreign exchange gain on long-term debt	(28,313)	—
Loss on repurchase of long-term debt	1,485	—
Loss on disposal of capital assets	245	—
Change in non-current reforestation obligation	(122)	—
Equity in earnings of subsidiary	(310,947)	—
Future income taxes	97,299	10,761
Adjustment to accrued pension benefit asset	(7,278)	—
Change in non-cash operating working capital	(113,574)	(270,116)
Cash provided by (used in) operating activities	(151,629)	(156,240)
Cash Flows from Financing Activities		
Decrease in capital lease obligations	(274)	—
Repurchase of long-term debt	(31,067)	—
Dividends paid	(14,649)	—
Refundable tax recovery	438	—
Advances to related company	—	166,521
Advances from related company	116,843	—
Cash provided by (used in) financing activities	71,291	166,521
Cash Flows from Investing Activities		
Restricted cash	(32,455)	—
Additions to capital assets	(45,499)	(11,776)
Decrease (increase) in other assets	(7,499)	(3,184)
Proceeds on disposal of capital assets	27	—
Investment in Chatham Forest Products, Inc.	—	(7,546)
Timber licence deposits	(5,998)	—
Cash provided by (used in) investing activities	(91,424)	(22,506)
Effect of foreign exchange rate changes on cash and cash equivalents	(28)	—
Net Cash Inflow (Outflow)	(171,790)	(12,225)
Cash and Cash Equivalents, Beginning of Year	186,959	16,543
Cash and Cash Equivalents, End of Year	$ 15,169	$ 4,318

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ 13,460	$ (903)	$ 260,682	$ (323,981)	$ 153,154
—	—	—	—	103,907
—	—	—	—	3,329
—	—	—	—	1,549
—	—	—	—	10
—	—	—	—	(28,313)
—	—	—	—	1,485
—	—	—	—	245
—	—	—	—	(122)
(13,034)	—	—	323,981	—
(35,797)	(663)	—	—	71,600
—	—	—	—	(7,278)
30,865	209,397	5,710	—	(137,718)
(4,506)	207,831	266,392	—	161,848
—	—	—	—	(274)
—	—	—	—	(31,067)
—	—	—	—	(14,649)
—	—	—	—	438
5,595	(204,378)	(84,581)	116,843	—
—	—	—	(116,843)	—
5,595	(204,378)	(84,581)	—	(45,552)
—	—	—	—	(32,455)
—	—	—	—	(57,275)
800	—	—	—	(9,883)
—	—	—	—	27
—	—	—	—	(7,546)
—	—	—	—	(5,998)
800	—	—	—	(113,130)
—	—	—	—	(28)
1,889	3,453	181,811	—	3,138
2,561	—	—	—	206,063
$ 4,450	$ 3,453	$ 181,811	$ —	$ 209,201

CONDENSED CONSOLIDATED BALANCE SHEET
as at December 31, 2004

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor	Ainsworth Engineered Corp. Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
Assets					
Cash	$ 186,959	$ 16,543	$ 2,561	$ —	$ 206,063
Other Current Assets	122,164	25,397	9,966	—	157,527
Capital Assets	274,950	493,184	158,070	—	926,204
Other Assets	35,786	2,660	900	—	39,346
Goodwill	—	—	103,516	—	103,516
Due from Parent Company	—	48,357	36,025	(84,382)	—
Investment in Subsidiary	820,664	—	—	(820,664)	—
	$ 1,440,524	$ 586,140	$ 311,038	$ (905,046)	$ 1,432,655
Liabilities and Shareholders' Equity					
Current Liabilities	$ 99,404	$ 23,966	$ 12,909	$ —	$ 136,279
Reforestation Obligation	4,470	—	—	—	4,470
Due to Parent Company	84,382	—	—	(84,382)	—
Long-Term Debt	916,625	—	—	—	916,625
Future Income Taxes	35,311	(580)	40,219	—	74,949
	1,140,192	23,386	53,127	(84,382)	1,132,323
Preferred Shares	—	—	25,999	(25,999)	—
Shareholders' Equity					
Capital Stock	55,827	—	55,419	(55,419)	55,827
Cumulative Translation Adjustment	(34,237)	(34,237)	—	34,237	(34,237)
Contributed Surplus	—	585,294	103,516	(688,810)	—
Retained Earnings	278,742	11,698	72,976	(84,673)	278,742
	300,332	562,754	231,911	(794,665)	300,332
	$ 1,440,524	$ 586,140	$ 311,038	$ (905,046)	$1,432,655
Total assets in accordance with Canadian GAAP	$ 1,440,524	$ 586,140	$ 311,038	$ (905,046)	$1,432,655
Write-off of capitalized start-up costs[1]	(7,361)	—	—	—	(7,361)
Intangible asset, arising from minimum pension liability calculation[2]	9,579	—	—	—	9,579
Total assets in accordance with U.S. GAAP	$ 1,442,742	$ 586,140	$ 311,038	$ (905,046)	$1,434,873
Total liabilities in accordance with Canadian GAAP	1,140,192	23,386	53,127	(84,382)	1,132,323
Deferred income taxes relating to write-off of capitalized start-up costs[1]	(2,622)	—	—	—	(2,622)
Minimum pension liability, net of tax effect[2]	18,867	—	—	—	18,867
Total liabilities in accordance with U.S. GAAP	$ 1,156,437	$ 23,386	$ 53,127	$ (84,382)	$1,148,568
Total shareholders' equity in accordance with Canadian GAAP	$ 300,332	$ 562,754	$ 231,911	$ (794,665)	$ 300,332
Cumulative translation adjustment[3]	34,237	34,237	—	(34,237)	34,237
Change in retained earnings relating to:					
Write-off of capitalized start-up costs[1]	(4,739)	—	—	—	(4,739)
Accumulated other comprehensive loss (Note 26(c)(i))	(9,288)	(34,237)	—	—	(43,525)
Total shareholders' equity in accordance with U.S. GAAP	$ 320,542	$ 562,754	$ 231,911	$ (828,902)	$ 286,305

[1] Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.
[2] Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.
[3] Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders' equity.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2004

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor	Ainsworth Engineered Corp. Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
Sales	$ 698,762	$ 109,096	$ 102,065	$ —	$ 909,922
Costs and Expenses					
Costs of products sold	361,425	79,545	58,854	(1,579)	498,245
Selling and administration	28,550	1,613	15,351	(14,500)	31,014
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Write-down of capital assets	793	—	—	—	793
	423,037	93,718	83,228	(16,079)	583,905
Operating Earnings	275,725	15,378	18,836	16,079	326,017
Finance Expense					
Interest	40,723	—	—	—	40,723
Amortization of finance charges	3,234	—	—	—	3,234
Loss on repurchase of long-term debt	106,198	—	—	—	106,198
	150,155	—	—	—	150,155
Equity in Earnings of Subsidiary	18,287	—	—	(18,287)	—
Other Income (Expense)	11,878	709	141	(16,079)	(3,351)
Foreign Exchange Gain on Long-Term Debt	73,815	—	—	—	73,815
Income Before Income Taxes	229,549	16,087	18,977	(18,287)	246,326
Income Tax Expense (Recovery)	54,467	4,389	12,388	—	71,244
Net Income	$ 175,082	$ 11,698	$ 6,589	$ (18,287)	$ 175,082
Net income in accordance with Canadian GAAP	$ 175,082	$ 11,698	$ 6,589	$ (18,287)	$ 175,082
Reversal of amortization of capitalized start-up costs, net of deferred income taxes[1]	1,033	—	—	—	1,033
Net income in accordance with U.S. GAAP	176,115	11,698	6,589	(18,287)	176,115
Minimum pension liability, net of tax[2]	(2,524)	—	—	—	(2,524)
Cumulative translation adjustment[3]	(34,237)	(34,237)	—	34,237	(34,237)
Comprehensive income	$ 139,354	$ (22,540)	$ 6,589	$ 15,951	$ 139,354

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.*

[2] *Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.*

[3] *Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders' equity.*

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor	Ainsworth Engineered Corp. Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
Cash Flows from Operating Activities					
Income from continuing operations	$ 175,082	$ 11,698	$ 6,589	$ (18,287)	$ 175,082
Amounts not requiring an outlay of cash					
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Amortization of financing costs	1,869	—	—	—	1,869
Amortization of debt discount	1,108	—	—	—	1,108
Amortization of consent and commitment fees	257	—	—	—	257
Foreign exchange gain on long-term debt	(73,815)	—	—	—	(73,815)
Loss on repurchase of long-term debt	106,198	—	—	—	106,198
Loss on disposal of capital assets	25	—	—	—	25
Change in non-current reforestation obligation	(332)	—	—	—	(332)
Equity in earnings of subsidiary	(18,287)	—	—	18,287	—
Future income taxes	(14,353)	—	—	—	(14,353)
Non-cash stock based compensation	2,640	—	—	—	2,640
Write-down of capital assets	793	—	—	—	793
Adjustment to accrued pension benefit asset	215	—	—	—	215
Utilization of investment tax credit	30,060	—	—	—	30,060
Change in non-cash operating working capital	68,355	40,642	(28,168)	—	80,829
Cash provided by (used in) operating activities	312,085	64,900	(12,556)	—	364,428
Cash Flows from Financing Activities					
Decrease in capital lease obligations	(275)	—	—	—	(275)
Repurchase of long-term debt	(451,305)	—	—	—	(451,305)
Dividends paid	(14,660)	—	—	—	(14,660)
Proceeds from issue of long-term debt	996,387	—	—	—	996,387
Financing costs	(26,214)	—	—	—	(26,214)
Repurchase of capital stock	(284)	—	—	—	(284)
Advances to related company	—	(48,357)	(36,025)	84,382	—
Advances from related company	84,382	—	—	(84,382)	—
Cash provided by (used in) financing activities	588,031	(48,357)	(36,025)	—	503,649
Cash Flows from Investing Activities					
Restricted cash	(6,561)	—	—	—	(6,561)
Additions to capital assets	(17,987)	—	—	—	(17,987)
Increase in other assets	(1,555)	—	—	—	(1,555)
Proceeds on disposal of capital assets	40	—	—	—	40
Investment in Minnesota OSB facilities	(584,847)	—	—	—	(584,847)
Investment in Voyageur Panel Limited	(296,300)	—	—	—	(296,300)
Acquisition of cash of Voyageur Panel Limited	51,142	—	—	—	51,142
Cash used in investing activities	(856,068)	—	—	—	(856,068)
Net Cash Inflow (Outflow)	44,048	16,543	(48,581)	—	12,009
Cash and Cash Equivalents, Beginning of Year	142,912	—	51,142	—	194,054
Cash and Cash Equivalents, End of Year	$ 186,960	$ 16,543	$ 2,561	$ —	$ 206,063

CORPORATE INFORMATION

BOARD OF DIRECTORS

Allen Ainsworth
Vancouver, BC

Brian Ainsworth
Vancouver, BC

Catherine Ainsworth
Vancouver, BC

David Ainsworth
Vancouver, BC

Susan Ainsworth
Vancouver, BC

Ron Anderson
Vancouver, BC

Gordon Green
Sidney, BC

Morley Koffman
Vancouver, BC

Gordon Lancaster
West Vancouver, BC

Doug Buchanan
North Vancouver, BC

OFFICERS

Brian Ainsworth
Chairman &
Chief Executive Officer

Allen Ainsworth
President

Catherine Ainsworth
Chief Operating Officer &
Corporate Secretary

Michael Ainsworth
Executive Vice-President

Douglas Ainsworth
Senior Vice-President,
Marketing

Kevin Ainsworth
Senior Vice-President,
BC Timberlands &
Speciality Plywood

Robert Allen
Chief Financial Officer

CONTACTS

CORPORATE OFFICE
604 661 3200 Telephone
604 661 3201 Fax

INTERNET
www.ainsworth.ca

EMAIL
info@ainsworth.ca

TRADING SYMBOL
ANS on Toronto Stock Exchange

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

SOLICITORS
Koffman Kalef
Vancouver, BC

TRANSFER AGENT
Computershare Trust Company
of Canada
Vancouver, BC

ANNUAL GENERAL MEETING

The Annual General Meeting
of shareholders will be held
on Thursday, May 26, 2006, at 10:00 am
at the Four Seasons Hotel,
791 West Georgia Street,
Vancouver, BC.

For more information, please contact:

Ainsworth Group of Companies
Suite 3194 Bentall 4
PO Box 49307
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1L3

877 661 3200 Toll free
604 661 3200 Telephone
604 661 3201 Fax

www.ainsworth.ca

Ainsworth®
Engineered Performance for the World of Wood®